UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement

On July 3, 2025, Maase Inc. (the “Company”) entered into a definitive share purchase agreement (the “Agreement”) for a private placement with certain investors.

Pursuant to the Agreement, the investors have agreed to subscribe for, and the Company has agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.09 per share, of the Company, at a purchase price of $2.08 per Class A ordinary share (the “Per Share Purchase Price”) and (ii) warrants to purchase up to 20,000,000 additional Class A ordinary shares of the Company. The transaction is expected to generate approximately $21 million in gross proceeds from the Share Issuance.

The exercise price of the warrants is structured in two tranches: 50% of the warrants are exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. Upon the closing of the Share Issuance, the Company will have a total of 25,917,241 ordinary shares outstanding, consisting of 19,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares. Upon closing of the Share Issuance, the largest investor in this transaction is expected to hold approximately 19.29% of the Company’s total outstanding ordinary shares, representing 0.73% of the total voting power due to the Company’s dual-class share structure, assuming no exercise of the warrants.

The transaction is expected to close by the end of July 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds to support the execution of its business plans as determined by its board of directors, to augment general working capital, and for other general corporate purposes.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: July 3, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

3